SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 February 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

            3 February 2011

BT GROUP PLC

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2010

BT Group plc (BT.L) today announces its results for the third quarter and nine months to 31 December 2010.

Key points for the third quarter:

• Revenue of £5,038m, down 3%
• EBITDA1 of £1,484m, up 7%
• Profit before tax1 of £531m, up 30% (after specific items, up 111%)
• Earnings per share1 of 5.4p, up 32% (after specific items, up 96%)
• Free cash flow2 of £515m, up 69%
• Net debt of £8.7bn, down £1.4bn
• DSL broadband net additions of 188,000, 53% market share
• BT Global Services expected to generate operating cash flow of around £100m in 2010/11 and around £200m in 2011/12

Ian Livingston, Chief Executive, commenting on the results, said:

"Profits and cash flow in the quarter were ahead of last year. BT Retail had a good quarter with growth in business revenues and our highest share of DSL broadband net additions for eight years. Openreach benefited from a stronger broadband market and growth in its copper line base. BT Global Services is now expected to be cash flow positive this year, a year earlier than targeted.

"These results show that we are making progress on a number of fronts. There is always more to do but our performance underpins our outlook for this year and the period to 2012/13."

1 Before specific items
2 Before pension deficit payment of £525m (Q3 2009/10: £525m)

  Unless otherwise stated, the changes in results are year on year against the third quarter or nine months to 31 December 2009.

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2010

Group results
	Third quarter to 31 December			Nine months to 31 December
	2010	2009	Change	2010	2009	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	5,038	5,198	(3)	15,021	15,555	(3)
- reported	5,038	5,198	(3)	15,021	15,503	(3)
EBITDA
- adjusted1	1,484	1,386	7	4,335	4,127	5
- reported	1,418	1,227	16	4,147	3,821	9
Operating profit
- adjusted1	733	632	16	2,118	1,876	13
- reported	628	473	33	1,891	1,570	20
Profit before tax
- adjusted1	531	408	30	1,473	1,230	20
- reported	441	209	111	1,222	756	62
Earnings per share
- adjusted1	5.4p	4.1p	32	14.9p	12.2p	22
- reported	4.5p	2.3p	96	13.3p	10.6p	25
Capital expenditure	680	554	23	1,811	1,671	8
Free cash flow2
- before specific items	569	526	8	1,604	1,017	58
- after specific items	515	305	69	1,465	888	65
Net debt				8,674	10,112	(14)

Line of business results
	Adjusted revenue			Adjusted EBITDA1			Operating cash flow
Third quarter to	2010	20093	Change	2010	20094	Change	2010	2009	Change
31 December	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,974	2,118	(7)	141	123	15	115	(27)	n/m
BT Retail	1,967	2,020	(3)	452	436	4	324	371	(13)
BT Wholesale	1,070	1,075	-	330	337	(2)	141	224	(37)
Openreach	1,240	1,241	-	550	488	13	316	321	(2)
Other and intra-group items	(1,213)	(1,256)	3	11	2	n/m	(381)	(584)	35
Total	5,038	5,198	(3)	1,484	1,386	7	515	305	69

1 Before specific items. Specific items are defined below
2 Before pension deficit payment of £525m (Q3 2009/10: £525m)
3 Adjusted for the impact of customer account moves and the impact of changes in the internal trading model.  The effect of the changes is primarily to reduce internal revenue in both BT Wholesale and Openreach by around £62m per quarter in 2010/11. There is no impact from these changes on total group revenue. In the line of business commentaries for BT Wholesale and Openreach, revenue has been measured against an adjusted basis taking account of the changes in the internal trading model to enable a like for like comparison

4 Restated for the impact of customer account moves
 n/m = not meaningful

Notes:
Specific items - unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, operating costs, profit before tax and earnings per share (EPS) are measured before specific items. The commentary focuses on the trading results before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies.

Reported EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent unadjusted or statutory measures.

Enquiries

Press office:
Ross Cook	Tel: 020 7356 5369

Investor relations:
Catherine Nash	Tel: 020 7356 4909

A conference call for analysts and investors will be held at 10:30am today and a simultaneous webcast will be available at www.bt.com/results.

The fourth quarter and full year results to 31 March 2011 are expected to be announced on 12 May 2011.

About BT
BT is one of the world's leading providers of communications solutions and services operating in over 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/5997A_-2011-2-2.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date  03 February 2011